SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Viggle Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92672V204
(CUSIP Number)

Mitchell J. Nelson, 430 Park Avenue, 6th Floor, New York, NY 10022
(Name, address and telephone number of person authorized to receive notices and communications)

4/30/2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

————————————————
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF	7	SOLE VOTING POWER 8,591,186
SHARES BENEFICIALLY	8	SHARED VOTING POWER 8,624,936
OWNED BY EACH	9	SOLE DISPOSITIVE POWER 8,591,186
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER 8,624,936
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,624,936
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 3 of 7 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value, $0.001 per share (the “Common Stock”), of Viggle Inc., a Delaware corporation (the “Company”).   The address of the principal executive offices of the Company is 902 Broadway, 11th Floor, New York, NY  10010.  The Reporting Person filed Amendment No. 8 to this Schedule 13D on February 10, 2014.  On March 19, 2014, the Company effected a 1-for-80 reverse stock split, and therefore, the share ownership reflected in this Amendment No. 9 to Schedule 13D gives effect to the 1-for-80 reverse stock split.

Item 2.	Identity and Background.

(a)	The Reporting Person is Robert F.X. Sillerman.

(b)	The Reporting Person’s business address is 902 Broadway, 11th Floor, New York, NY 10010.

(c)
The Reporting Person is the Executive Chairman and Chief Executive Officer of the Company.  The Reporting Person is also the Executive Chairman and Chief Executive Officer of SFX Entertainment Inc., 430 Park Avenue, 6th Floor, New York, NY  10022.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the U.S.A.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Sillerman has used his personal funds to make purchases of the Company’s securities.

Item 4.	Purpose of the Transaction.

This Amendment No. 9 to Schedule 13D is filed to report three transactions: (a) the purchase of 625,000 shares of the Company’s Common Stock by an entity controlled by the Reporting Person in connection with the Company’s recent public offering of Common Stock, (b) the exchange by the Reporting Person of the shares of the Company’s preferred stock previously held by the Reporting Person for shares of the Company’s Common Stock, and (c) the expiration of the proxies held by the Reporting Person with respect to shares of the Company’s Common Stock owned by the former shareholders of Wetpaint.com, Inc. and the former shareholders and creditors of Dijit Media, Inc.

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 4 of 7 Pages

Purchase of Shares in the Company’s Public Offering

On April 30, 2014, the Company closed an underwritten public offering (the “Public Offering”) of 4,375,000 shares of its Common Stock at a price of $8.00 per share.  Sillerman Investment Company II, LLC (“SIC II”), an entity owned and controlled by the Reporting Person, purchased 625,000 shares of the Company’s Common Stock in the offering, for a total purchase price of $5,000,000.00.

Recapitalization

On January 7, 2014, a special committee of the board of directors of the “Company approved, and on January 8, 2014, upon the recommendation of the special committee, the board of directors approved, a recapitalization of the Company (the “Recapitalization”), pursuant to which Sillerman Investment Company, LLC (“SIC”), an entity owned and controlled by the Reporting Person, and the other holders of the Company’s Series A Convertible Redeemable Preferred Stock (“Series A Preferred Stock”) and Series B Convertible Preferred Stock (“Series B Preferred Stock”) would exchange their shares of Series A Preferred Stock and Series B Preferred Stock for shares of the Company’s Common Stock.  Prior to the Recapitalization, SIC owned 33,320 shares of Series A Preferred Stock, each of which had a stated value of $1,000 and accrued dividends at 7% per annum.  Pursuant to the Recapitalization, each share of Series A Preferred Stock was to be exchanged for a number of shares of Common Stock equal to the stated value of the share, plus all accrued and unpaid dividends thereon, multiplied by 16, and further adjusted for the Company’s 1-for-80 reverse stock split.  For example, if a share of Series A Preferred Stock had $20 in accrued and unpaid dividends, then the stated value of such share plus accrued and unpaid dividends on the share would equal $1,020, and the share would be exchanged for 16,320 shares of Common Stock, which amount would be further combined into 204 shares after giving effect to the Company’s 1-for-80 reverse stock split that was effective as of March 19, 2014.  In addition, SIC held 21,364.2 shares of Series B Preferred Stock prior to the Recapitalization.  Pursuant to the Recapitalization, each share of Series B Preferred Stock was exchanged for one share of Common Stock, which was then be further combined into 0.0125 shares after giving effect to the Company’s 1-for-80 reverse stock split.

On March 18, 2014, the Company entered into Exchange Agreements with each of the holders of Series A Preferred Stock and Series B Preferred Stock, including SIC, pursuant to which each of the holders agreed to exchange their shares of Series A Preferred Stock and Series B Preferred Stock on the terms described above (the “Exchange”).  Consummation of the Exchange was contingent upon the completion of the closing of a public offering of equity securities pursuant to an effective S-1 registration statement under which the Company raises at least $20,000,000 in net cash proceeds.

Because the Public Offering satisfied this condition, the Exchange closed on April 30, 2014.  As a result, SIC exchanged all of its shares of Series A Preferred Stock and Series B Preferred Stock for a total of 6,954,523 shares of Common Stock.  As a result, SIC no longer owns any shares of Series A Preferred Stock or Series B Preferred Stock.

Termination of the Wetpaint.com and Dijit Proxies

Wetpaint.com Proxy

As previously reported in Amendment No. 7 to this Schedule 13D, filed on December 16, 2013, the Company, and Viggle Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Wetpaint Merger Agreement”) with wetpaint.com, Inc., a Delaware corporation (“Wetpaint”), certain stockholders of Wetpaint (solely with respect to Articles 1, 5 and 6 and Subsection 11.1 of the Wetpaint Merger Agreement) and Shareholder Representative Services LLC, a Colorado limited liability company (solely in its capacity as the Stockholders’ Agent).

The Wetpaint Merger Agreement and the transactions contemplated thereby were approved by the board of directors of each of the Company, Merger Sub and Wetpaint.  Within twenty-four hours following the execution and delivery of the Wetpaint Merger Agreement, Wetpaint delivered to the Company and Merger Sub the irrevocable written consent (the “Written Consent”) of certain of the holders of Wetpaint common stock (the “Wetpaint Common Stock”) and Wetpaint preferred stock (the “Wetpaint Preferred Stock” and, collectively with the Wetpaint Common Stock, the “Wetpaint Capital Stock”) adopting and approving the Wetpaint Merger Agreement and the transactions contemplated thereby.  Following receipt of the Written Consent, upon the terms set forth in the Wetpaint Merger Agreement, Merger Sub merged with and into Wetpaint (the “Merger”), with Wetpaint continuing as the surviving corporation and a wholly-owned subsidiary of the Company.  The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

In connection with the Merger, all outstanding shares of Wetpaint Capital Stock were converted into the right to receive an aggregate amount of cash and shares of the Company’s Common Stock (the “Wetpaint Stock Consideration”).  The Company issued 49,701,789 shares of Common Stock in connection with the Wetpaint Stock Consideration, which shares were combined into 621,272 shares of the Company’s Common Stock (the “Wetpaint/Viggle Shares”) after giving effect to the Company’s 1-for-80 reverse stock split.

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 5 of 7 Pages

Pursuant to the Wetpaint Merger Agreement, Wetpaint/Viggle Holders entered into a stockholders agreement, effective at the closing of the Merger, with the Reporting Person and the Company (the “Stockholders Agreement”).  Pursuant to the terms of the Stockholders Agreement, those Wetpaint/Viggle Holders appointed Mr. Sillerman as their proxy and granted him a power of attorney to vote their respective shares of the Company’s Common Stock and any other Company securities in his sole discretion.  That proxy was to expire on the first to occur of the Company’s completion of a recapitalization (as defined in the Wetpaint Merger Agreement) and December 31, 2015.  As a result of the proxy granted pursuant to the Stockholders Agreement, the Reporting Person had the sole power to vote the shares of the Wetpaint/Viggle Holders with respect to any proposal submitted for the approval of the Company’s stockholders.

Upon the closing of the Recapitalization, the proxy granted to the Reporting Person by the Wetpaint/Viggle Holders expired.  Accordingly, the Reporting Person no longer holds any voting or dispositive power with respect to the shares of the Company’s Common Stock constituting the Wetpaint Stock Consideration.

Dijit Media Proxy

As previously reported in Amendment No. 8 to this Schedule 13D, on January 29, 2014, Viggle Inc. (the “Company”), and Viggle Merger Sub II Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Dijit Merger Agreement”) with Dijit Media, Inc., a Delaware corporation (“Dijit”), certain stockholders of Dijit (solely with respect to Articles 1, 5 and 6 and Subsection 11.1 of the Dijit Merger Agreement) and Nancy Y. Lee (solely in her capacity as the Stockholders’ Agent).

The Dijit Merger Agreement and the transactions contemplated thereby were approved by the board of directors of each of the Company, Merger Sub and Dijit.  Within twenty four hours following the execution and delivery of the Dijit Merger Agreement, Dijit delivered to the Company and Merger Sub the irrevocable written consent (the “Written Consent”) of certain of the holders of Dijit common stock (the “Dijit Common Stock”) and Dijit preferred stock (the “Dijit Preferred Stock” and, collectively with the Dijit Common Stock, the “Dijit Capital Stock”) adopting and approving the Dijit Merger Agreement and the transactions contemplated thereby.  Following receipt of the Written Consent, upon the terms set forth in the Dijit Merger Agreement, Merger Sub merged with and into Dijit (the “Merger”), with Dijit continuing as the surviving corporation and a wholly-owned subsidiary of the Company.  The Merger is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended.

In connection with the Merger, the Company issued to the holders of Dijit Capital Stock and to certain creditors of Dijit (the “Dijit/Viggle Holders”) 2,897,938 shares of Viggle Common Stock, which were combined into 36,224 shares of the Company’s Common Stock as a result of the Company’s 1-for-80 reverse stock split (the “Dijit Stock Consideration”).  In connection with the issuance of the Dijit Stock Consideration, certain Dijit/Viggle Holders entered into a stockholders agreement, effective at the closing of the Merger, with the Reporting Person and the Company (the “Dijit Stockholders Agreement”).  Pursuant to the terms of the Dijit Stockholders Agreement, those Dijit/Viggle Holders appointed Mr. Sillerman as their proxy and granted him a power of attorney to vote their respective shares of the Company’s Common Stock and any other Company securities in his sole discretion.  Under the terms of the Dijit Stockholders Agreement, that proxy would expire on the first to occur of the Company’s completion of a recapitalization (which is defined in the Dijit Merger Agreement as a transaction involving the conversion of a majority of the Company’s debt or preferred stock into common stock) and December 31, 2015.

Upon the closing of the Recapitalization, the proxy granted to the Reporting Person by the Dijit/Viggle Holders expired.  Accordingly, the Reporting Person no longer holds any voting or dispositive power with respect to the shares of the Company’s Common Stock constituting the Dijit Stock Consideration.

The Reporting Person had previously reported that he was a member of a reporting group.  Because of the expiration of the proxies described above, the Reporting Person is no longer a member of a reporting group.

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 6 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

The Reporting Person beneficially owns shares of the Company’s Common Stock, including the following:

(i)	The Reporting Person directly owns 227,881 shares of the Company’s Common Stock, including the following:

a.	71,631 shares of Common Stock;

b.
options to purchase 31,250 shares of the Company’s Common Stock, which options were granted on April 4, 2013 pursuant to an amendment to the Reporting Person’s employment agreement with the Company; and

c.
warrants to purchase 125,000 shares of the Company’s Common Stock, which warrants were issued in connection with the reporting Person’s guarantee of the Company’s obligations under the Company’s term loan agreement with Deutsche Bank Trust Company Americas, and

(ii)	The Reporting Person also indirectly owns, or has the right to vote, 8,397,055 shares of the Company’s Common Stock, including the following:

a.	7,500,242 shares of the Company’s Common Stock owned by SIC;

b.	625,000 shares of the Company’s Common Stock owned by SIC II;

c.	Warrants to purchase 62,500 shares of the Company’s Common Stock owned by SIC II”);

d.
175,563 shares of stock issuable upon the exercise of warrants held by SIC II, which are exercisable at $1.00 per share, and which were issued in connection with the Company’s draws under the amended and restated line of credit to the Company entered into on March 11, 2013 by the Company and SIC II (the “New $25,000,000 Line of Credit”), and

e.
33,750 shares of the Company’s Common Stock owned of record by Laura Baudo Sillerman, the Reporting Person’s spouse. For purposes of Item 7 of the cover page of this Schedule 13D, the Reporting Person has included all of the above shares, other than the 33,750 shares held by Laura Baudo Sillerman, the Reporting Person’s spouse.  The additional 33,750 shares are included in Items 8 and 11 of the cover page of this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person is the owner of SIC (subject to the minority interest of an unaffiliated third party) and SIC II and thus controls the shares held by such entities.

Item 7.	Material to be filed as Exhibits.

None.

CUSIP No. 92672V204	SCHEDULE 13D/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2014	By:	/s/ Robert F.X. Sillerman